Fairway Group Holdings Corp.

2284 12th Avenue

New York, New York 10027

April 12, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:  Jacqueline Kaufman

Re:	Fairway Group Holdings Corp.
Registration Statement on Form S-1
No. 333-184063

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Fairway Group Holdings Corp. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-1, as amended, be accelerated so that the same may become effective at 4:00 p.m., Eastern Daylight Time, on Tuesday, April 16, 2013, or as soon thereafter as practicable.  In addition, the Company hereby acknowledges that:

•                                          should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please call or e-mail Roy Goldman at (212) 318-3219 (e-mail:  rgoldman@fulbright.com) or Manny Rivera at (212) 318-3296 (e-mail:  mgrivera@fulbright.com).

Very truly yours,

FAIRWAY GROUP HOLDINGS CORP.

By:	/s/ William E. Sanford
William E. Sanford
President

VIA EDGAR

April 12, 2013

Re:	Fairway Group Holdings Corp. Registration Statement on Form S-1 Registration File No. 333-184063

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Dear Sir/Madam:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Fairway Group Holdings Corp. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern Daylight Time, on April 16, 2013 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that the underwriters have distributed approximately 2,612 copies of the Preliminary Prospectus dated April 4, 2013 (the “Preliminary Prospectus”) from April 4, 2013 through the date hereof, to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

(Signature page follows)

Very truly yours,

Credit Suisse Securities (USA) LLC

By:	/s/ Brian Anton
Name: Brian Anton
Title: Director

As representative for the several participating underwriters.

Acceleration Request Letter